UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549
____________________________________________________

FORM 11-K

(mark one)
[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2006

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-8002

THERMO FISHER SCIENTIFIC INC. CHOICE PLAN

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Thermo Fisher Scientific Inc. Choice Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Thermo Fisher Scientific Inc.
81 Wyman Street
P.O. Box 9046
Waltham, Massachusetts 02454-9046

Thermo Fisher Scientific Inc. Choice Plan
December 31, 2006 and 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

    THERMO FISHER SCIENTIFIC INC. CHOICE PLAN

    By:  Thermo Fisher Scientific Inc., Pension Committee

    By: /s/ Peter M. Wilver
       Peter M. Wilver
            Senior Vice President, Chief Financial Officer and
       Member of the Plan Administrator

Date: June 14, 2007

Thermo Fisher Scientific Inc. Choice Plan
Financial Statements and Supplementary Information
December 31, 2006 and 2005

Thermo Fisher Scientific Inc. Choice Plan
Index
December 31, 2006 and 2005

                                                                                                     Page(s)

Report of Independent Registered Public Accounting Firm…………………….................................….………..................…………       1

Financial Statements

Statements of Net Assets Available for Benefits ……………………………………………….....................................................…………       2

Statement of Changes in Net Assets Available for Benefits ………………………………………….....................................................…...       3

Notes to Financial Statements ………………………………………………………………......................................................…………....    4-7

Supplementary Schedule*

Schedule H, line 4i - Schedule of Assets (Held at End of Year) ……………………………………………...................................................     8

*
Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Thermo Fisher Scientific Inc. Choice Plan

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator and Pension Committee of
Thermo Fisher Scientific Inc. Choice Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Thermo Fisher Scientific Inc. Choice Plan (formerly Thermo Electron Choice Plan) (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
June 12, 2007

Thermo Fisher Scientific Inc. Choice Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets
Investments, at fair value	$542,182,675	$474,231,466
Loans to participants, at fair value	5,342,126	4,993,897

	547,524,801	479,225,363

Receivables
Employer contributions	801,389	357,740
Participant contributions	758,487	714,954
Accrued income	5,022	2,530

	1,564,898	1,075,224

Net assets available for benefits at fair value	549,089,699	480,300,587

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	864,523	1,100,215

Net assets available for benefits	$549,954,222	$481,400,802

See accompanying notes to financial statements.

Thermo Fisher Scientific Inc. Choice Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2006

Addition to net assets attributed to investment income
Interest and dividends	$24,481,307
Net appreciation of investments	41,626,116

Total investment income	66,107,423

Contributions
Employer	13,530,867
Participants	33,043,556

Total contributions	46,574,423

Deductions from net assets attributed to
Benefits paid to participants	(43,993,251)
Administrative expenses	(135,175)

Total deductions	(44,128,426)

Net increase in net assets available for benefits	68,553,420

Net assets available for benefits
Beginning of year	481,400,802

End of year	$549,954,222

See accompanying notes to financial statements.

Thermo Fisher Scientific Inc. Choice Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.	Plan Description

The following description of the Thermo Fisher Scientific Inc. Choice Plan (formerly the Thermo Electron Choice Plan, the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan. In November 2006, Thermo Electron Corporation (the original Plan Sponsor) and Fisher Scientific International Inc. merged creating a new combined entity, Thermo Fisher Scientific Inc. (the Plan Sponsor). As of December 31, 2006, participation in the Plan was limited to eligible full-time and part-time employees of the original Plan Sponsor who have completed two months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

It is anticipated that the Plan will merge with the Fisher Scientific International Inc. Savings and Profit sharing Plan, the legacy 401k Plan of Fisher Scientific International Inc., a transaction which is expected to occur on January 1, 2008. Management is currently considering the details surrounding this anticipated transaction.

Contributions
Each year participants may contribute up to 50% of pre-tax annual compensation or $15,000 (or $20,000 for employees 50 years or older), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Beginning on the first day of the calendar month following completion of two months of service, the Company makes non-discretionary matching contributions equal to 100% of the first 5% of eligible compensation that a participant contributes to the Plan. Participants direct the investment of their contributions and the Company match into various investment options offered by the Plan. For the 2006 Plan year, the Plan offered the Company’s common stock fund and fifteen investment funds as investment options for participants. Contributions are subject to certain limitations. Employee contributions and Company match are recorded on a bi-weekly basis.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company match, and earnings on those balances. The participants’ accounts may also be charged with an allocation of administrative expenses.

Vesting
Participants are immediately vested in both their voluntary contributions and the Company matching contributions plus actual earnings on those balances.

Participant Loans
Participants may only borrow from their employee portion of fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of the vested account balance, whichever is less. The term of the loan is generally five years except when use of the proceeds is for the purchase of a primary residence, for which the term can be up to 30 years. The loans are secured by the balance in the participant’s account and bear interest set at the prime rate as established in the Wall Street Journal, plus 1%. The prime rate and rate of interest on new Plan loans are determined as of the beginning of each calendar quarter. The interest rates on existing plan loans range from 4% to 10.75% at December 31, 2006 and 2005. Principal and interest are repaid through payroll deductions.

Benefit Payments and Plan Withdrawals
On termination of service due to death, disability or retirement, a participant (or beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Withdrawals may be made under certain other circumstances in accordance with the Plan document.

Thermo Fisher Scientific Inc. Choice Plan
Notes to Financial Statements
December 31, 2006 and 2005

Forfeitures
Effective January 1, 2006, all participant accounts are 100% vested. Prior to 2006, vesting of the Company matching contributions plus actual earnings thereon was based on years of service. Upon a participant’s break in service, as defined, the nonvested portion of the participant’s account was forfeited and used to reduce the Company’s future funding requirements. If a participant who has terminated employment is rehired by the Company before the greater of a five-year break in service or the number of the participant’s years of service prior to the participant’s break in service, the participant shall be reinstated in such forfeited amount. In 2006, Company contributions were reduced by $961,595 from forfeited nonvested accounts. At December 31, 2006, there was $792,467 available to reduce the Company’s future funding requirements.

2.	Summary of Significant Accounting Policies

Use of Estimates
The Plan’s financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation
Investments are stated at fair value as determined by Fidelity Management Trust Company, a trust company that is the trustee and custodian of the Plan’s investment assets. Common shares are valued based on quoted market prices. Registered investment companies are valued based on net asset value at year end. Participant loans are valued at cost plus accrued interest, which approximates fair value. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using audited financial statements of the collective trust at year end.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In the statement of changes in net assets available for benefits, the Plan presents the net appreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation on investments. The cost of investments is determined using the average-cost basis for calculating realized gains or losses.

Payment of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
The Plan invests in a combination of investment securities that are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Thermo Fisher Scientific Inc. Choice Plan
Notes to Financial Statements
December 31, 2006 and 2005

Reclassifications
Certain amounts in the December 31, 2005 financial statements have been reclassified to conform to the 2006 presentation due to the retro-active application of the FSP.

New Accounting Pronouncement
In September 2006, the FASB issued SFAS No.157, Fair Value Measurements (the “Standard”). The Standard defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The Standard applies to fair value measurements already required or permitted by existing standards. The Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management is currently evaluating what impact the adoption of the Standard will have on the financial statements.

3.	Tax Status

The Plan has received a favorable determination letter dated September 18, 2003, from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the Plan administrator, management and the Plan’s tax counsel believe that the Plan has been designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

4.	Investments

Investments of the Plan’s net assets are as follows:

	December 31,
	2006	2005
Mutual Funds:
Dodge and Cox Stock Fund *	$114,182,938	$93,874,808
Spartan U.S. Equity Index Fund*	69,947,923	45,931,969
Fidelity Balanced Fund*	66,534,588	59,726,136
Fidelity Diversified International Fund*	62,032,832	43,968,796
Fidelity Growth Company Fund*	58,845,604	36,485,639
Fidelity Blue Chip Growth Fund*	—	45,353,542
T. Rowe Price Small-Cap Stock Fund, Inc. *	28,931,721	24,690,069
PIMCO Total Return Fund: Class ADM	18,393,409	18,819,258
Vanguard Mid-Cap Index Fund Admiral Shares	5,473,629	—
Freedom 2000 Fund	732,591	695,050
Freedom 2010 Fund	3,994,850	2,878,353
Freedom 2020 Fund	7,670,732	5,671,151
Freedom 2030 Fund	6,830,132	4,372,869
Freedom 2040 Fund	3,004,234	1,682,540
Freedom Income Fund	1,701,221	1,551,894

Common Collective Trusts:
Managed Income Portfolio II: Class II*	72,103,090	73,956,834

Stock Fund:
Thermo Fisher Scientific Inc., 456,734 and 459,479 shares, respectively	20,685,483	13,844,102
Interest bearing cash	1,117,698	728,456

Total investments	$542,182,675	$474,231,466

*Investments that represent five percent or more of the Plan’s net assets.

Thermo Fisher Scientific Inc. Choice Plan
Notes to Financial Statements
December 31, 2006 and 2005

During 2006, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value by $41,626,116, as follows:

Year Ended
December 31, 2006

Mutual funds	$34,694,008
Common stock	6,932,108

Net change in fair value	$41,626,116

5.	Related-party Transactions

Certain Plan investments are managed by the Fidelity Management Trust Company (Fidelity), which is a trustee as defined by the Plan. Therefore, transactions in these investments, including dividend and interest earned of $14,620,937, qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the period ended December 31, 2006. However, there were administrative expenses paid by the Plan to Fidelity in the amount of $63,055. These transactions, as well as participant loans, qualify as party-in-interest transactions.

The Plan invests in common stock of the Company and transactions in this common stock are related-party transactions. In 2006 and 2005, the Plan purchased shares of Company common stock on the open market having a value of $1,137,913 and $204,853, respectively. In 2006 and 2005, the Plan sold shares of Company common stock on the open market having values of $765,211 and $434,553, respectively.

6.	Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

7.	Administrative Expenses

The Company pays certain administrative expenses associated with management of and professional services for the Plan. Administrative fees for hardship withdrawals and loan transactions are paid by the participants, and are included in the statement of changes in net assets available for benefits.

Thermo Fisher Scientific Inc. Choice Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue/Borrower, Lessor or Similar Party	Description of invstments including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value

Common Collective Trust
Fidelity	Managed Income Portfolio II: Class II (1)	(2)	$72,967,613

Mutual Funds
Dodge and Cox	Dodge and Cox Stock Fund	(2)	114,182,938
Fidelity	Spartan U.S. Equity Index Fund (1)	(2)	69,947,923
Fidelity	Balanced Fund (1)	(2)	66,534,588
Fidelity	Diversified International Fund (1)	(2)	62,032,832
Fidelity	Growth Company Fund (1)	(2)	58,845,604
T. Rowe Price	Small-Cap Stock Fund, Inc.	(2)	28,931,721
PIMCO	Total Return Fund: Class ADM	(2)	18,393,409
Vanguard	Vanguard Mid-Cap Index Fund Admiral Shares	(2)	5,473,629
Fidelity	Freedom 2000 Fund (1)	(2)	732,591
Fidelity	Freedom 2010 Fund (1)	(2)	3,994,850
Fidelity	Freedom 2020 Fund (1)	(2)	7,670,732
Fidelity	Freedom 2030 Fund (1)	(2)	6,830,132
Fidelity	Freedom 2040 Fund (1)	(2)	3,004,234
Fidelity	Freedom Income Fund (1)	(2)	1,701,221

	Total mutual funds		448,276,404

Thermo Fisher Scientific Inc.	Common Stock Fund (1)	(2)	20,685,483
	Interest bearing cash		1,117,698

	Total Thermo Fisher Scientific Inc. Stock Fund		21,803,181

Participant Loans	Participant loans (for a term not exceeding 30 years at interest rates ranging from 4% to 10.75%) (1)	(2)	5,342,126

	Total		$548,389,324

(1) Investments are a party-in-interest to the Plan.
(2) Cost information is not required for participant directed investments and, therefore, is not included.

Thermo Fisher Scientific Inc. Choice Plan
Exhibit Index
December 31, 2006 and 2005

Exhibit
Number     Description of Exhibit

   23.1         Consent of PricewaterhouseCoopers LLP.